February 9, 2007

Ernest Greene

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	IPSCO, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 0-19661

Dear Ernest Greene:

On behalf of IPSCO Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of January 30, 2007 to the undersigned.  Our responses are numbered to correspond with the numbered comments contained in the January 30, 2007 letter.  For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the year ended December 31, 2005

Staff Comment:

Consolidated Statements of Income, page 5

1.              We have read your response to comment 5 from our letter dated December 29, 2006. We note that you have included litigation settlement in other (income) expense. It does not appear that your litigation settlement meets the definition of a non-operating item per Article 5-03 (b)(7) through (9) of Regulation S-X. In future filings, please classify your litigation settlement in operating income.

Response: The Company will classify the litigation settlement in operating income in future filings.

Significant Accounting Policies, page 8

2.              We have read your response to comment 6 from our letter dated December 29, 2006. Please show us what your revised disclosure related to products shipped with right of return will look like. Otherwise, please revise future filings to remove the term “generally” from your revenue recognition policy.

Response: The Company will remove the term “generally” from the revenue recognition policy in future filings.

General

3.              Please address the comments above in your interim Forms 10-Q as well.

Response: In future filings, the Company will address the comments as stated above in our interim Forms 10-Q.

The Company would appreciate hearing any comments the Staff may have with respect to the above responses as soon as reasonably practicable.  Please contact the undersigned at (630) 810-4769 or Philip Marusarz, Corporate Controller of the Company at (630) 810-4787 with any questions or comments you may have about this letter.

Sincerely,

/s/ VICKI L. AVRIL
Vicki L. Avril
Senior Vice President and Chief Financial Officer, IPSCO Inc.